Filed Pursuant to Rule 433 Registration Statement No. 333-262557 Dated March 8, 2022
Market Linked Securities – Auto-Callable with Contingent Coupon and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the Dow Jones Industrial Average®, the Nasdaq-100
Index® and the Russell 2000® Index due March 29, 2023
Term Sheet to Preliminary Pricing Supplement dated March 7, 2022

Issuer	The Toronto-Dominion Bank (“TD”)
Issue	Senior Debt Securities, Series E
Term	Approximately 1 year, subject to an automatic call
Reference Asset:	Dow Jones Industrial Average® (Bloomberg Ticker: INDU, “INDU”), Nasdaq-100 Index® (Bloomberg Ticker: NDX, “NDX”) and Russell 2000® Index (Bloomberg Ticker: RTY, “RTY”)
Pricing Date	Expected to be March 31, 2022*
Issue Date	Expected to be April 5, 2022*
Principal Amount	$1,000 per Security
Issue Price	$1,000 per Security except that certain investors that purchase for certain fee based advisory accounts may purchase for not less than $987.25 per Security.
Contingent Coupon Payment	See “How Contingent Coupons Are Calculated” on page 2. Contingent Coupons on the Securities are not guaranteed.
Contingent Coupon Rate:	At least 11.50% per annum (to be determined on the Pricing Date)
Automatic Call Feature	See “How To Determine if the Securities Will Be Automatically Called” on page 2.
Valuation Dates
Monthly, on the 24th day of each January, February, March, April, May, June, July, August, September, October, November and December, commencing on April 24, 2022 and ending on March 24, 2023 (which is also the “Final Valuation Date”)

Contingent Coupon Payment Dates	Three Business Days after the applicable Valuation Date, provided that the Contingent Coupon Payment Date with respect to the Final Valuation Date will be the Maturity Date.
Payment at Maturity	See “How the Payment at Maturity is Calculated” on page 3
Maturity Date	Expected to be March 29, 2023
Initial Level	For each Reference Asset, its Closing Level on the Pricing Date
Final Level	For each Reference Asset, its Closing Level on the Final Valuation Date
Coupon Threshold Level	With respect to INDU, [●], with respect to NDX, [●] and with respect to RTY, [●], in each case equal to 75.00% of its Initial Level (to be determined on the Pricing Date)
Downside Threshold Level	With respect to INDU, [●], with respect to NDX, [●] and with respect to RTY, [●], in each case equal to 75.00% of its Initial Level (to be determined on the Pricing Date)
Percentage Change	With respect to any Reference Asset on any Valuation Date, the Percentage Change will be calculated as follows: Closing Level on such Valuation Date – Initial Level Initial Level
Lowest Performing Reference Asset	For any Valuation Date, the Reference Asset with the lowest Percentage Change as of such Valuation Date
Calculation Agent	TD
Minimum Investment	$1,000 and minimum denominations of $1,000 in excess thereof
Agents	TD Securities (USA) LLC and Wells Fargo Securities, LLC
Underwriting Discount and Commission
Up to 1.275% to Agents, of which dealers, including Wells Fargo Advisors, LLC (“WFA”), may receive a selling concession of 0.75% and WFA will receive a distribution expense fee of 0.075%. We may pay a fee of up to $1.00 per security for certain Securities sold in this offering to selected securities dealers in consideration for marketing and other services in connection with the distribution of the Securities to other securities dealers.

CUSIP / ISIN	89114V5L7 / US89114V5L75
*We expect that delivery of the Securities will be made against payment therefor on or about the 3rd business day following the Pricing Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in 2 business days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities in the secondary market on any date prior to two Business Days before delivery of the Securities will be required, by virtue of the fact that each Security initially will settle in three Business Days (“T+3”), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade.
Investment Description
•	Linked to the lowest performing of the Dow Jones Industrial Average®, the Nasdaq-100 Index® and the Russell 2000® Index.
•
Unlike ordinary debt securities, the Securities do not provide for fixed payments of interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call prior to maturity upon the terms described below.  Whether the Securities pay a Contingent Coupon, whether the Securities are automatically called prior to maturity and, if they are not automatically called, whether you are repaid the Principal Amount of your Securities at maturity will depend in each case on the Closing Level of the Lowest Performing Reference Asset on the relevant Valuation Date.  The Lowest Performing Reference Asset on any Valuation Date is the Reference Asset that has the lowest Percentage Change on that Valuation Date

•
Contingent Coupon Payments. The Securities will pay a Contingent Coupon Payment on each Contingent Coupon Payment Date until the earlier of the Maturity Date or automatic call if, and only if, the Closing Level of the Lowest Performing Reference Asset on the related Valuation Date is greater than or equal to its Coupon Threshold Level. However, if on any Valuation Date, the Closing Level of the Lowest Performing Reference Asset is less than its Coupon Threshold Level, you will not receive any Contingent Coupon Payment on the related Contingent Coupon Payment Date. If the Closing Level of the Lowest Performing Reference Asset (which may vary over the term of the Securities) is less than its Coupon Threshold Level on each Valuation Date, you will not receive any Contingent Coupon Payments throughout the entire term of the Securities and will not receive a positive return on the Securities. Accordingly, Contingent Coupon Payments are not guaranteed and you should not view Contingent Coupon Payments as ordinary periodic interest payments

•
Automatic Call. If the Closing Level of the Lowest Performing Reference Asset on any of the monthly Valuation Dates, beginning with the Valuation Date scheduled to occur in September 2022 and ending with the Valuation Date scheduled to occur in February 2023, is greater than or equal to its Initial Level, we will automatically call the Securities for the Principal Amount plus the Contingent Coupon Payment applicable to that Valuation Date

•
Potential Loss of Principal. If the Securities are not automatically called prior to the Maturity Date, the amount that you will be paid on your Securities at maturity will be based on the performance of the Lowest Performing Reference Asset from its Initial Level to its Closing Level on the Final Valuation Date (its “Final Level”). If the Securities are not automatically called, you will receive the Principal Amount per Security at maturity if, and only if, the Final Level of the Lowest Performing Reference Asset is greater than or equal to its Downside Threshold Level. However, if the Final Level of the Lowest Performing Reference Asset is less than its Downside Threshold Level, you will have full downside exposure to the decrease in the level of the Lowest Performing Reference Asset from its Initial Level to its Final Level, and will lose more than 25.00%, and possibly all, of the Principal Amount at maturity. Specifically, you will lose 1% of the Principal Amount for each 1% decrease in the Lowest Performing Reference Asset from its Initial Level to its Final Level and you may lose all of the Principal Amount.

•	Investors may lose up to 100.00% of the Principal Amount.
•
Your return on the Securities will depend solely on the performance of the Reference Asset that is the Lowest Performing Reference Asset on each Valuation Date. You will not benefit in any way form the performance of any better performing Reference Asset. Therefore, you will be adversely affected if any Reference Asset performs poorly, and such poor performance will not be offset or mitigated by positive or less negative performance by any other Reference Asset.

•	Any payments on the Securities are subject to TD’s credit risk
•	You will have no right to the stocks comprising the Reference Asset (the “Reference Asset Constituents”)
•	No guaranteed periodic interest payments or dividends
•	No exchange listing; designed to be held to maturity

Our estimated value of the Securities at the time the terms of your Securities are set on the Pricing Date is expected to be between  $929.60 and $959.60 per Security. The estimated value is expected to be less than the public offering price of the Securities. See “Additional Information Regarding Our Estimated Value of the Securities” in the accompanying preliminary pricing supplement.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision. The Securities have complex features and investing in the Securities involves a number of risks. See “Additional Risk Factors” beginning on page P-9 of the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-6 of the product supplement MLN-EI-1 dated March 4, 2022 (the “product supplement”) and “Risk Factors” on page 1 of the prospectus dated March 4, 2022 (the “prospectus”). The Securities are not a bank deposit and not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

TD SECURITIES (USA) LLC	WELLS FARGO SECURITIES, LLC

How Contingent Coupon Payments Are Calculated
On each Contingent Coupon Payment Date the Securities will pay a Contingent Coupon Payment at a per annum rate equal to the Contingent Coupon Rate if, and only if, the Closing Level of the Lowest Performing Reference Asset on the related Valuation Date is greater than or equal to its Coupon Threshold Level.
Each “Contingent Coupon Payment”, if any, per Security will be equal to:
$1,000 × Contingent Coupon Rate
12
If on any Valuation Date, the Closing Level of the Lowest Performing Reference Asset is less than its Coupon Threshold Level, you will not receive any Contingent Coupon Payment on the related Contingent Coupon Payment Date. If the Closing Level of the Lowest Performing Reference Asset is less than its Coupon Threshold Level on each Valuation Date, you will not receive any Contingent Coupon Payments over the term of the Securities and will not receive a positive return on the Securities.
Any Contingent Coupon Payments will be rounded to the nearest cent, with one-half cent rounded upward.
How To Determine if the Securities Will Be Automatically Called
If the Closing Level of the Lowest Performing Reference Asset on any of the monthly Valuation Dates, beginning with the Valuation Date scheduled to occur in September 2022 and ending with the Valuation Date scheduled to occur in February 2023, is greater than or equal to its Initial Level, the Securities will be automatically called, and on the related Call Payment Date, you will receive a cash payment per Security equal to the Principal Amount plus the final Contingent Coupon Payment.
If the Securities are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the Securities after such Call Payment Date. You will not receive any notice from us if the Securities are automatically called.
How the Payment at Maturity is Calculated
If the Securities are not automatically called prior to maturity, the Payment at Maturity per Security, if any, (in addition to the final Contingent Coupon Payment, if one is payable with respect to the Final Valuation Date) will be based on the performance of the Lowest Performing Reference Asset, calculated as follows:
•	If the Final Level of the Lowest Performing Reference Asset is greater than or equal to its Downside Threshold Level:
Principal Amount of $1,000.
•	If the Final Level of the Lowest Performing Reference Asset is less than its Downside Threshold Level:
Principal Amount + (Principal Amount × Percentage Change of the Lowest Performing Reference Asset on the Final Valuation Date)
If the Securities are not automatically called prior to maturity and the Final Level of the Lowest Performing Reference Asset is less than its Downside Threshold Level, investors will have full downside exposure to the decrease in the level of the Lowest Performing Reference Asset from its Initial Level and will lose more than 25.00%, and possibly all, of the Principal Amount. Specifically, investors will lose 1% of the Principal Amount for each 1% decrease in the level of the Lowest Performing Reference Asset from its Initial Level to its Final Level and may lose all of the Principal Amount.
Any positive return on the Securities will be limited to the sum of your Contingent Coupon Payments, if any. You will not participate in any appreciation of any Reference Asset, but you will have full downside exposure to the Lowest Performing Reference Asset on the Final Valuation Date if the Final Level of that Reference Asset is less than its Downside Threshold Level.

TD SECURITIES (USA) LLC	2	WELLS FARGO SECURITIES, LLC

Hypothetical Payout Profile
The profile to the right illustrates the potential Payment at Maturity on the Securities (excluding the final Contingent Coupon Payment, if any) for a range of hypothetical performances of the Lowest Performing Reference Asset on the Final Valuation Date from its Initial Level to its Final Level, assuming the Securities have not been automatically called prior to the Maturity Date. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Final Level of the Lowest Performing Reference Asset and whether you hold your Securities to maturity. The performance of the better performing Reference Assets is not relevant to your return on the Securities.
This hypothetical payout profile has been prepared only for illustration purposes. Neither TD nor either Agent is predicting or guaranteeing any gain or particular return on the Securities.
*The profile to the right represents a hypothetical payout profile for the Securities. The 45 degree dotted line represents the hypothetical percentage change of the Reference Asset.

Hypothetical Returns
If the Securities are automatically called: If the Securities are automatically called prior to the Maturity Date, you will receive a cash payment on the related Call Payment Date equal to the Principal Amount plus the Contingent Coupon Payment otherwise due. In the event the Securities are automatically called, your total return on the Securities will equal any Contingent Coupon Payments received prior to the Call Payment Date and the Contingent Coupon Payment received on the Call Payment Date.
If the Securities are not automatically called: If the Securities are not automatically called prior to the Maturity Date, the following table illustrates, for a range of hypothetical Percentage Changes of the Lowest Performing Reference Asset on the Final Valuation Date, the hypothetical Payment at Maturity per security (excluding the final Contingent Coupon Payment, if any). The Percentage Change of the Lowest Performing Reference Asset on the Final Valuation Date is equal to the percentage change from its Initial Level to its Final Level (i.e., Final Level minus Initial Level, divided by Initial Level).
Hypothetical Percentage Change of Lowest Performing Reference Asset on Final Valuation Date	Hypothetical Payment at Maturity per security
75.00%	$1,000.00
60.00%	$1,000.00
50.00%	$1,000.00
40.00%	$1,000.00
30.00%	$1,000.00
20.00%	$1,000.00
10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-25.01%	$749.90
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-75.00%	$250.00
-100.00%	$0.00
The above figures do not take into account Contingent Coupon Payments, if any, received during the term of the Securities. As evidenced above, in no event will you have a positive rate of return based solely on the Payment at Maturity; any positive return will be based solely on the Contingent Coupon Payments, if any, received during the term of the Securities.
The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the Securities are not automatically called prior to the Maturity Date, the actual amount you will receive at maturity will depend on the actual Final Level of the Lowest Performing Reference Asset. The performance of the better performing Reference Assets is not relevant to your return on the Securities.

TD SECURITIES (USA) LLC	3	WELLS FARGO SECURITIES, LLC

Historical Performance of the Reference Assets

Dow Jones Industrial Average® (INDU)
Nasdaq-100 Index® (NDX)
Russell 2000® Index (RTY)
* The graphs above set forth the historical daily performance of each Reference Asset from January 1, 2017 through March 4, 2022. The graph is based upon actual daily historical closing levels of each Reference Asset.
We obtained the information regarding the historical performance of the Reference Assets used in calculating the graphs above from Bloomberg® Professional service (“Bloomberg”). We have not conducted any independent review or due diligence of publicly available information obtained from Bloomberg. The historical performance of the Reference Assets should not be taken as an indication of their future performance, and no assurance can be given as to the Closing Level of any Reference Asset on any day. We cannot give you assurance that the performance of the Reference Assets will result in any positive return on your initial investment and cannot give any assurance as to which Reference Asset will be the Lowest Performing Reference Asset as of any Valuation Date.
We have filed a registration statement (including a prospectus), a product supplement and a pricing supplement with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents that we have filed with the SEC for more complete information about us and this offering. You may get those documents for free by visiting EDGAR on the SEC website www.sec.gov.  Alternatively, we, TD Securities (USA) LLC or Wells Fargo Securities will arrange to send you the prospectus if you request it by calling toll-free at 1-855-303-3234.

TD SECURITIES (USA) LLC	4	WELLS FARGO SECURITIES, LLC

Selected Risk Considerations
The risks set forth below are discussed in detail in the “Additional Risk Factors” section in the accompanying preliminary pricing supplement, the “Additional Risk Factors Specific to the Notes” section in the product supplement and the “Risk Factors” section in the prospectus.  Please review those risk disclosures carefully.
•
Principal at Risk. The Securities do not guarantee the return of the Principal Amount. If the Securities are not automatically called and the Final Level of the Lowest Performing Reference Asset is less than its Downside Threshold Level, you will lose 1% of the Principal Amount of the Securities for each 1% that the Final Level of the Lowest Performing Reference Asset is less than its Downside Threshold Level and may lose all of the Principal Amount. For example, if the Lowest Performing Reference Asset declines by 25.1% from its Initial Level to its Final Level, you will not receive any benefit of the contingent downside feature and you will lose 25.1% of the Principal Amount per Security.

•	The Contingent Downside Feature Applies Only at Maturity.
•
You Will Not Receive Any Contingent Coupon Payment on Any Contingent Coupon Payment Date If the Closing Level of the Lowest Performing Reference Asset on the Corresponding Valuation Date Is Less Than its Coupon Threshold Level.

•
Your Potential Positive Return on the Securities Will Be Limited to the Contingent Coupon Payments Paid on the Securities, If Any, Regardless of Any Increase in the Level of any Reference Asset And May Be Less Than the Return on a Hypothetical Direct Investment in the Reference Assets.

•	The Securities May Be Automatically Called Prior to the Maturity Date And Are Subject to Reinvestment Risk.
•	Investors Are Exposed to the Market Risk of Each Reference Asset on Each Valuation Date (Including the Final Valuation Date).
•
Because the Securities are Linked to the Lowest Performing Reference Asset, You Are Exposed to a Greater Risk of no Contingent Coupon Payments and Losing a Significant Portion or All of Your Initial Investment at Maturity than if the Securities Were Linked to a Single Reference Asset or Fewer Reference Assets.

•	The Amount Payable on the Securities is Not Linked to the Level of the Lowest Performing Reference Asset at Any Time Other Than on the Valuation Dates (Including the Final Valuation Date).
•	The Contingent Coupon Rate Will Reflect, In Part, the Volatility of each Reference Asset and May Not Be Sufficient to Compensate You for the Risk of Loss at Maturity.
•	There Are Market Risks Associated with each Reference Asset.
•	The Securities are Subject to Risks Associated with Non-U.S. Companies.
•	The Securities are Subject to Risks Associated with Small-Capitalization Stocks.
•	The Reference Assets Reflect Price Return, Not Total Return, and You Will Not Have Any Rights to the Reference Asset Constituents.
•	We Have No Affiliation with Any Index Sponsor and Will Not Be Responsible for Any Actions Taken by Any Index Sponsor.
•	Past Performance of the Reference Assets Performance is Not Indicative of Future Performance of the Reference Assets.
•	The Estimated Value of Your Securities Is Expected to Be Less Than the Public Offering Price of Your Securities.
•	The Estimated Value of Your Securities Is Based on Our Internal Funding Rate.
•	The Estimated Value of the Securities Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions.
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The Estimated Value of Your Securities Is Not a Prediction of the Prices at Which You May Sell Your Securities in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Less Than the Public Offering Price of Your Securities and May Be Less Than the Estimated Value of Your Securities.

•	The Temporary Price at Which We May Initially Buy the Securities in the Secondary Market May Not Be Indicative of Future Prices of Your Securities.
•	The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.
•	There May Not Be an Active Trading Market for the Securities — Sales in the Secondary Market May Result in Significant Losses.
•	If the Level of any Reference Assets Change, the Market Value of Your Securities May Not Change in the Same Manner.
•	There Are Potential Conflicts of Interest Between You and the Calculation Agent.
•	Each Valuation Date (including the Final Valuation Date) and the Related Payment Date (including the Maturity Date) is Subject to Market Disruption Events and Postponements.
•	Trading and Business Activities by TD or its Affiliates May Adversely Affect the Market Value of, and Any Amount Payable on, the Securities.
•	Investors Are Subject to TD’s Credit Risk, and TD’s Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Securities.
•	Significant Aspects of the Tax Treatment of the Securities Are Uncertain.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

TD SECURITIES (USA) LLC	5	WELLS FARGO SECURITIES, LLC